SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2011

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ✓	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____	No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

A press release regarding appointment of two new independent directors of Camelot Information Systems Inc. (the “Registrant”), made by the Registrant on October 14, 2011.

Company Contacts:
Camelot Information Systems Inc.
Mr. Gordon Lau, Chief Financial Officer
Tel: +86 (10) 8201 9008
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Account Manager
Tel: +86 (10) 6561 6886 x807 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

Camelot Information Systems Appoints Two New Independent Directors

BEIJING, October 14, 2011 -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry information technology services in China today announced that the Company has appointed Mr. Qian Zhao and Mr. Jian Wang as independent directors.

Mr. Zhao is a founding partner of CXC China Sustainable Growth Fund (CXCG), as well as a managing director of CXCG’s management company, CXC Capital, Inc. He also co-founded Haiwen & Partners, a preeminent corporate finance law firm in Beijing. Prior to that, Mr. Zhao worked at Sullivan & Cromwell LLP in New York and at Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates in Beijing. He has been admitted to practice law in both China and New York and received a J.D. degree from New York University School of Law and a LL.B. from the University of International Business & Economics, Beijing. Mr. Zhao is also an independent director of Trina Solar Limited and SouFun Holdings Limited.

Mr. Wang is a partner of Beijing Sino Pro. Law Firm. He has substantial experience in corporate restructuring, tax and accounting regulation, investments, international trade, and corporate taxation, and he is familiar with the relevant laws and regulations. Mr. Wang received master’s and bachelor’s degrees from the Civil Law School of the China University of Political Science and Law and he was a visiting scholar at Xavier University (USA).

Separately, Camelot today announced that Mr. Ajit Bhushan and Mr. Dipak K. Rastogi have resigned as members of the Company’s board of directors to focus on their own business activities.

“We are pleased that Mssrs. Zhao and Wang are joining Camelot’s board of directors,” commented Mr. Simon Ma, Camelot’s Chairman and CEO. “We believe Mssrs. Zhao and Wang will contribute their substantial knowledge and experience in the areas of legal and corporate governance, and we look forward to working with them closely in the future.  We also thank Mssrs. Bhushan and Rastogi for their service to Camelot and we wish them well in their future endeavors.”

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2009 revenue and by number of SAP consultants as of December 31, 2009. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education.

SAFE HARBOR

This press release contains statements that may constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By: /s/ Yiming MA
Name: Yiming MA
Title: Chief Executive Officer

Date: October 14, 2011